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                         Filed by CeNeS Pharmaceuticals plc pursuant to Rule 425
                                                Under the Securities Act of 1933
                                   Subject Company: Cambridge NeuroScience, Inc.
                                  Subject Company Exchange Act File No.: 0-19193
                                           Registration Statement No.: 333-12270

FOR IMMEDIATE RELEASE                                        8 December 2000

  NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES OF
                      AMERICA, CANADA, AUSTRALIA OR JAPAN


                       CENES PHARMACEUTICALS PLC ("CENES")

          PROPOSED ACQUISITION OF CAMBRIDGE NEUROSCIENCE INC. ("CNSI")

                     RESULT OF EXTRAORDINARY GENERAL MEETING

Following the issue of the Listing Particulars and circular to CeNeS shareholders dated 15 November 2000, in relation to the proposed acquisition of CNSI, the board of CeNeS announces that all resolutions proposed at the Extraordinary General Meeting of CeNeS held earlier today, including the resolution to approve the Acquisition, were passed by CeNeS Shareholders.

Completion of the Acquisition remains conditional, amongst other things, upon CNSI Stockholder approval which is expected to be given at the CNSI Special Meeting to be held on Friday, 15 December 2000.


PRESS ENQUIRIES:

CENES                                                     + 44 (0)1223 266 466
Daniel Roach, Chief Executive

ROTHSCHILD                                                + 44 (0)20 7280 5000
Tony Stuart
Lynn Drummond

HOLBORN PUBLIC RELATIONS                                  + 44 (0)20 7929 5599
John Bick


This announcement is made in the United Kingdom and does not constitute an offer or invitation to purchase any securities.


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The issue of this announcement has been approved by the directors of CeNeS who accept responsibility for the information contained in it. This announcement has been approved for the purposes of section 57 of the Financial Services Act 1986 by Rothschild, which is regulated in the UK by The Securities and Futures Authority Limited, and is acting for CeNeS and no one else in connection with the Acquisition and will not be responsible to anyone other than CeNeS for providing the protections afforded to customers of Rothschild nor for providing advice in relation to the Acquisition.

A registration statement relating to the CeNeS shares offered in the Acquisition has been filed with the US Securities and Exchange Commission. Investors and security holders are advised to read the prospectus regarding the business combination transaction referenced in the foregoing information, because it contains important information. That prospectus was filed with the US Securities and Exchange Commission by CeNeS. CNSI currently files, and CeNeS anticipates that it will file, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by CNSI or CeNeS at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. Please call the SEC at +1 800-SEC-0330 for further information on the public reference rooms. Filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov". US investors may obtain a free copy of the proxy statement/prospectus and other documents filed by CeNeS by directing such request to CeNeS Pharmaceuticals plc, Compass House, Vision Park, Chivers Way, Histon, Cambridge CB4 9ZR, United Kingdom. Attention:
Company Secretary. Telephone +44 (0)122-326-6466.

Although not directed to persons in the United States, the following statement is made in accordance with the US Private Securities Litigation Act of 1995. This press release contains forward-looking statements concerning future matters, such as the features as well as the functions of, and markets for, products and services offered by CeNeS and CNSI and business plans and strategies. These forward-looking statements also include statements concerning the advantages of the proposed Acquisition; the products and services to be offered by the Enlarged Group; the benefits of the Acquisition with regard to CeNeS; and other statements regarding matters that are not historical. Forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from the results discussed in the forward-looking statements. For example, there can be no assurance that any of the expected advantages of the Acquisition will be realised. Factors that could cause or contribute to differences in results include: risks associated with integration of the operations of CeNeS and CNSI; the effect on the Enlarged Group of the failure to realise the anticipated benefits of the Acquisition; general conditions in the businesses of the companies, particularly the success of existing clinical trials; competitive factors in the industry.